Exhibit 4.38

Rights and Obligations Assumption Letter

This entity, Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd., is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Baoding City at Baigou New Town branch office of the Administration for Market Regulation on August 22, 2019. Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd., which is the subsidiary of the Investor, holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd.

(Seal) Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd. Affixed

By:	/s/ Wei Tang
Name:	Wei Tang
Title:	Legal Representative
Date:	August 31, 2019